

Mail Stop 3030

March 23, 2009

Via Facsimile and U.S. Mail

Mr. Rowland Perkins
Mr. Willie Gault
Co-Chief Executive Officers
Heart Tronics, Inc.
4705 Laurel Canyon Blvd, Suite 203
Studio City, CA   91607

> **RE: Heart Tronics, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 23, 2009**
> **File No. 1-32523**

Dear Mr. Perkins and Mr. Gault:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated November 18, 2008

Item 4-01. Changes in Registrant's Certifying Accountant

1.   Please amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Although we note the reason for the change, it is not sufficient to state "The termination of [y]our relationship . . . was mutually agreeable", as that wording may be unclear to a reader.

2.   In light of the comment above, please re-state whether, during your two most recent fiscal years and the subsequent interim period through the date before your former auditor <u>resigned, declined to stand for re-election, or was dismissed</u> you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

3.   Please amend your Form 8-K to include the required Exhibit 16 letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant